Exhibit 99.6

PRESS RELEASE

Offshore wind: TotalEnergies, Green Investment Group and RIDG secure ScotWind leasing rights to develop a 2 GW windfarm in
Scotland

Paris and Aberdeen, 17th January 2022 – The joint venture between TotalEnergies (38.25%), Macquarie’s Green Investment Group (GIG) (46.75%) and RIDG (15%), a scottish developer in offshore wind, successfully secured rights in the N1 area to develop a 2 GW offshore windfarm project in the ScotWind leasing round. The West of Orkney Windfarm will be located 30km off the west coast of Orkney in Scotland.

This project, which aims to start producing renewable power by 2030, represents potentially more than GBP£4 billion of investment.

As part of this development, the partners will unlock a £140m initiative to support the development of the local supply chain, including the enhancement of ports and harbor infrastructure in Orkney and Caithness. This will ensure high levels of local content and actively promote employment and innovation in the region.

The consortium has already undertaken extensive site investigations, especially in relation to the environment, to ensure that the project fully meets its sustainable development objectives. The consortium has also finalized a grid connection agreement with National Grid.

Once built, the windfarm could also deliver renewable power to the Flotta Hydrogen Hub, a proposed large-scale green hydrogen production facility in Orkney.

Patrick Pouyanné, Chairman and CEO of TotalEnergies said: “We are very proud to have been awarded by Crown Estate Scotland the leasing rights to develop this offshore wind farm, TotalEnergies’ largest renewables project in Europe to date. This project, which will complement our traditional activities in Scotland, is a perfect example of the transformation of our Company. We will provide all our resources from our new UK Offshore Wind Hub in Aberdeen, which will draw on the expertise and supply chain of our oil and gas activities and on Scottish industry, all in close collaboration with the local communities. This project further demonstrates our commitment to the sustainable development of offshore wind and will contribute to our goal of reaching 100 GW of renewable generation capacity by 2030.”

The West of Orkney Windfarm is the fourth major offshore wind project that TotalEnergies has embarked on in the UK since 2020. The Company now has interests in projects with around 5

GW of potential capacity under development and construction in the UK. These projects will come on stream between 2023 and 2030.

Mark Dooley, Global Head of GIG, said: “We have been a long-term investor in the UK offshore wind sector, with an established Scottish footprint – and we are delighted that our commitment to these markets has been recognized. We believe this option agreement will be truly transformational for the wider Scottish economy, unlocking new ways to accelerate the transition to Net Zero and creating hundreds of green jobs. We look forward to working with our stakeholders and all the winning bidders to seize this new opportunity for Scotland.”

To date, Macquarie and GIG have supported more than half of UK offshore wind generation capacity in operation. GIG has invested in over 30 green energy projects in Scotland, supporting hundreds of sustainable Scottish jobs.

Mike Hay, RIDG Director, said: “It’s fantastic that Crown Estate Scotland share our vision for the West of Orkney Windfarm, a project that has been designed specifically around this location to benefit local communities, transition Scottish workers from oil and gas into renewables, and to act as a catalyst for supply chain growth. Since submitting our bid we have continued to advance development and supply chain activities to ensure that we deliver on the objectives set out within it, and to maximize the economic opportunity from the expansion of offshore wind and green hydrogen in Scotland.”

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About Macquarie’s Green Investment Group

Macquarie’s Green Investment Group (GIG) is a specialist in green infrastructure principal investment, project development and delivery, green impact advisory and the management of portfolio assets. Its track record, expertise and capability make it a global leader in green investment and development, dedicated to accelerating the green transition. In April 2022, GIG will operate as part of Macquarie Asset Management (MAM). This move will bring together market leading expertise across the energy transition spectrum and connect GIG with the capital of the world’s largest investors to accelerate the green transition and deliver a net zero future.

TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 6 GW, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus), South Korea (Bada project), Taiwan (Yunlin project), and France (Eolmed project). The Company has also been qualified to participate in competitive tenders in the US, UK, France and will also participate in a tender in Norway.

TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of 2021, TotalEnergies' gross renewable electricity generation capacity is more than 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About RIDG

RIDG – Renewable Infrastructure Development Group – was established as an independent, specialised offshore wind project development company with the knowledge and experience to identify, design and deliver high quality consented assets for strategic partners to build and operate.

RIDG presents a simpler, leaner and more flexible approach to project development, one that draws upon the strengths of both established and emerging suppliers to deliver projects safely, efficiently and cost effectively.

GIG Contact

Media Relations: +44 20 3037 4014 | mediaEMEA@macquarie.com

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. In this document, the terms “TotalEnergies”, “TotalEnergies “Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.